Exhibit 99.3

Transactions in the Common Stock Since Filing of Last Schedule 13D/A

For each of the transactions below that occurred in multiple trades on the same day, the Reporting Person hereby undertakes to provide full information regarding the number of shares and prices at which the transactions were effected upon request to the staff of the SEC, the Issuer, or a security holder of the Issuer.

Date of Purchase	Shares Purchased (#)	Purchase Price per Share	Price Range
12/12/2025	21,000	$0.9886	$0.95 - $1.05
12/15/2025	30,000	$0.9433	$0.8964 - $0.9850
12/16/2025	11,718	$0.9201	$0.8692 - $0.9837
12/17/2025	8,772	$1.0179	$0.98 - $1.02